Exhibit 99.1

NEWS RELEASE

Toronto, July 14, 2020

Franco-Nevada To Release Second Quarter 2020 Results

Second Quarter Results Release:	August 5th after market close
Conference Call and Webcast:	August 6th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688
Webcast:	www.franco-nevada.com
Replay (available until August 13th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Pass code: 213924 #

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden

Corporate Affairs

416-306-6323

info@franco-nevada.com